# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### October 13, 2010

## ORDER GRANTING CONFIDENTIAL TREATMENT
## UNDER THE SECURITIES EXCHANGE ACT OF 1934

### KL Energy Corporation

### File No. 000-52773 - CF#25697

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KL Energy Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibit to a Form 8-K filed on August 30, 2010.

Based on representations by KL Energy Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it.  Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.1          through February 23, 2012

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:


Pamela Long
Assistant Director